Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 8, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Copies of newspaper advertisement regarding audited financial results for the quarter and year ended March 31, 2024

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the audited financial results of the Company for the quarter and year ended March 31, 2024, as published in Business Standard and Andhra Prabha on May 8, 2024.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

Business Standard HYDERABAD | WEDNESDAY, 8 MAY 2024 7

(Continued from previous page...)

PRICE INFORMATION AND THE TRACK RECORD OF THE PAST ISSUES HANDLED BY THE BRLM

Price Information of past issues handled by the Book Running Lead Manager

SME:

Sr. No.	Issue Name	Issue size (₹ In Cr.)	Issue Price (₹)	Listing date	Opening price on listing date	+/- % change in Price on closing price, [+/- % change in closing benchmark]- 30th calendar days from listing*		+/- % change in Price on closing price, [+/- % change in closing benchmark]- 90th calendar days from listing*		+/- % change in Price on closing price, [+/- % change in closing benchmark]- 180th calendar days from listing*	
1.	Cosmic CRF Limited	57.21	314	June 30, 2023	251.20	3.54%	2.80%	(1.83%)	1.71%	77.58%	11.31%
2.	Baba Food Processing (India) Limited	32.88	76	November 15, 2023	76.00	(11.58)	7.66%	(17.60%)	10.51%	NA	NA
3.	MVK Agro Food Product Ltd	65.88	120	March 7, 2024	70.00	(24.29%)	0.09%	NA	NA	NA	NA
4.	Shree Karni Fabcom Limited	42.49	227	March 14, 2024	260.00	5.95%	1.68%	NA	NA	NA	NA

Summary Statement of Disclosure

Financial Year	Total no. of IPOs	Total Funds Raised (₹ in Cr.)	Nos. of IPOs trading at discount - 30th calendar day from listing day*			Nos. of IPOs trading at premium - 30th calendar day from listing day*			Nos. of IPOs trading at discount - 180th calendar day from listing day*			Nos. of IPOs trading at discount - 180th calendar day from listing day*		
			Over 50%	Between 25-50%	Less than 25%	Over 50%	Between 25-50%	Less than 25%	Over 50%	Between 25-50%	Less than 25%	Over 50%	Between 25-50%	Less than 25%
2022-2023	N.A	N.A	N.A	N.A	N.A	N.A	N.A	N.A	N.A	N.A	N.A	N.A	N.A	N.A
2023-2024	4	198.46	1	1	N.A	1	N.A	N.A	N.A	N.A	N.A	1	N.A	N.A

Notes:

1. *In the event any day falls on a holiday, the price/index of the immediate preceding working day has been considered. If the stock was not traded on the said calendar days from the date of listing, the share price is taken of the immediately preceding trading day.*
2. *Source: www.bseindia.com and www.nseindia.com*

Track record of past issues handled by the Book Running Lead Manager

For details regarding the track record of the Book Running Lead Manager to the Issue as specified in Circular reference CIR/MIRSD/1/ 2012 dated January 10, 2012 issued by the SEBI, please refer the website of Lead Manager at www.horizonmanagement.in.

All capitalized terms used herein and not specifically defined shall have the same meaning as ascribed to them in the Red Herring Prospectus.

For **VERITAAS ADVERTISING LIMITED**
Sd/-
Debojyoti Banerjee
Managing Director

Place: Kolkata
Date: May 7, 2024

Disclaimer: Veritaas Advertising Limited is proposing, subject to applicable statutory and regulatory requirements, receipt of requisite approvals, market conditions and other considerations, to make an initial public offer of its Equity Shares and has filed the RHP with the Registrar of Companies, Kolkata, West Bengal, on May 6, 2024, and thereafter with SEBI and the Stock Exchange. The RHP is available on the website of SEBI at www.sebi.gov.in, NSE at www.nseindia.com and is available on the website of the BRLM at www.horizonmanagement.in. Any potential investors should note that investment in equity shares involves a high degree of risk and for details relating to the same, please refer to the RHP including the section titled "Risk Factors" beginning on page 27 of the Red Herring Prospectus.

The Equity Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any state securities laws in the United States, and unless so registered, and may not be issued or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable U.S. state securities laws. The Equity Shares are being issued and sold outside the United States in 'offshore transactions' in reliance on Regulation "S" under the Securities Act and the applicable laws of each jurisdiction where such issues and sales are made. There will be no public offering in the United States.

AdBaaz

CK BIRLA GROUP

HIL Limited

HIL TOGETHER, WE BUILD.

EXTRACT OF THE STATEMENT OF AUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND FINANCIAL YEAR ENDED MARCH 31, 2024

(INR in lacs except per share data)

Sl. No.	Particulars	Standalone					Consolidated				
		Quarter ended			Year ended		Quarter ended			Year ended	
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023	31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
		Audited	Unaudited	Audited	Audited	Audited	Audited	Unaudited	Audited	Audited	Audited
1	Total income from operations	53410	50932	51194	223085	215521	85201	78424	86327	337497	347896
2	Net profit/(loss) for the period (before exceptional items, share of profit / (loss) of equity accounted investees and tax)	451	841	2050	9582	16368	(338)	(1131)	409	(109)	11792
3	Exceptional items	70	-	-	3721	-	70	-	-	3721	-
4	Net profit for the period before tax (after exceptional items and share of profit / (loss) of equity accounted investees)	521	841	2050	13303	16368	(295)	(1064)	389	3554	11673
5	Net profit for the period after tax (after exceptional items and share of profit / (loss) of equity accounted investees)	406	672	1491	10298	13010	(11)	(718)	462	3479	9711
6	Total comprehensive income for the period [comprising profit for the period (after tax) and other comprehensive income (after tax)]	384	672	1450	10284	13098	(1022)	803	1136	3545	12425
7	Equity share capital	757	757	756	757	756	757	757	756	757	756
8	Reserves (excluding revaluation reserve) as shown in the audited balance sheet of the previous year	-	-	-	118319	110662	-	-	-	124527	123609
9	Earnings per share (not annualised for the quarter) (par value of INR 10/- each)										
	Basic (INR)	5.38	8.91	19.79	136.59	172.95	(0.15)	(9.52)	6.13	46.15	129.09
	Diluted (INR)	5.38	8.91	19.78	136.59	172.91	(0.15)	(9.52)	6.13	46.15	129.06

Notes:

1. The above is an extract of the detailed format of Audited Standalone and Consolidated Financial Results of HIL Limited ("the Company") for the quarter and financial year ended March 31, 2024 filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The full format of the aforesaid results along with notes are available on the websites of National Stock Exchange of India Limited and BSE Limited at www.nseindia.com and www.bseindia.com respectively and Company's website at www.hil.in
2. The Board of Directors of the Company have recommended a final dividend of INR 22.50 per share (225%) on 07 May 2024 for the financial year ended 31 March 2024. This, together with an interim dividend of INR 15.00 per share (150%) declared in the previous quarter, the total dividend for the financial year ended 31 March 2024 works out to INR 37.50 per share (375%) on Equity Shares of INR 10 each. Final dividend is subject to approval of shareholders.

By order of the Board
HIL Limited
Sd/-
Akshat Seth
Managing Director & CEO
DIN: 10039820

Place: New Delhi
Date: May 7, 2024

Registered Office: HIL Limited, Office Nos. 1 & 2, L7 Floor, SLN Terminus, Survey No. 133, Besides Botanical Garden, Gachibowli, Hyderabad - 500032, Telangana, India.
CIN: L74999TG1955PLC000656
Ph. No.: +91 40 68249000 | **Email:** cs@hil.in | **Website:** www.hil.in

---

Choice
The Joy of Earning

Choice International Ltd.

Equity | Commodity | Currency | Wealth Management
Investment Banking | Management Consulting
CIN NO : L67190MH1993PLC071117
Reg Office : Sunil Patodia Tower, Plot No 156-158, J.B. Nagar, Andheri (East), Mumbai - 400099
Tel No : +91-22-6707 9999 **Website :** www.choiceindia.com **Email Id:** info@choiceindia.com

EXTRACT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER & FINANCIAL YEAR ENDED ON MARCH 31, 2024

(Rs. in Lakhs)

Sr. No.	Particulars	Quarter Ended			Year Ended	
		Audited	Un-Audited	Audited	Audited	Audited
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
1	Total Income	21,641.86	20,978.29	13,954.51	75,933.57	39,517.59
	(a) Revenue from Operations	21,454.76	20,727.70	13,724.48	75,068.47	38,919.26
	(b) Other Income	187.10	250.59	230.03	865.10	598.33
2	Net profit for the period before tax (before exceptional items)	5,519.98	5,620.71	4,026.10	18,079.66	8,195.16
3	Net profit for the period before tax (after exceptional items)	3,939.59	4,028.08	3,026.28	13,085.88	6,006.79
4	Net profit for the period after tax (after exceptional items)	3,939.59	4,028.08	3,026.28	13,085.88	6,006.79
5	Total Comprehensive Income for the period (Comprising profit for the period after tax and other Comprehensive Income after tax)	3,892.46	4,020.27	2,981.55	13,018.24	5,963.80
6	Reserves as shown in Audited Balance Sheet	-	-	-	39,033.89	33,608.24
7	Paid up Equity Share Capital (face value of Rs. 10 each)	19,937.90	9,951.20	9,951.20	19,937.90	9,951.20
8	Earning per share (quarter numbers are not annualised)					
	(a) Basic (Rs.)	1.98	2.02	1.52	6.57	3.02
	(a) Diluted (Rs.)	1.96	2.01	1.51	6.52	3.01

Notes:

1. The above Consolidated audited financial results for the Quarter & Financial Year ended on March 31, 2024, have been reviewed by the Audit Committee and recommended for approval and approved by the Board of Directors of the Company at its meeting held on May 06, 2024 and the Statutory Auditors of the Company have issued an unmodified audit report.
2. Key data relating to standalone financial results of Choice International Limited are as follows: **(Rs. in Lakhs)**

Sr. No.	Particulars	Quarter Ended			Year Ended	
		Audited	Un-Audited	Audited	Audited	Audited
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
1	Total Income	287.43	313.56	364.21	1,304.80	1,298.72
2	Profit Before Tax	3.07	44.66	84.15	177.45	273.24
3	Profit after Tax	4.32	37.62	93.43	139.76	228.90
4	Other Comprehensive Income	(0.86)	(0.87)	(1.63)	(3.47)	(3.47)
5	Total Comprehensive Income	3.46	36.75	91.80	136.29	225.43

3. The above is an extract of the detailed format of the Standalone financial results for the Quarter & Financial Year ended on March 31, 2024 filed with the Stock Exchange under regulation 33 of SEBI (Listing and Other Disclosure Requirements) Regulation 2015. The full format of the standalone financial results and the Consolidated Financial Results for the Quarter & Financial Year ended on March 31, 2024 are available on the Stock Exchange websites i.e. **www.bseindia.com** and **www.nseindia.com** and Company's Website : **https://choiceindia.com/investor/financial-info/**

For Choice International Limited
Sd/-
Kamal Poddar
Director - DIN- 01518700

Place : Mumbai
Date : May 06, 2024

Dr.Reddy's

Extract of audited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2024 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

Sl. No.	Particulars	Consolidated				
		Quarter ended			Year ended	
		31.03.2024 (Audited)	31.12.2023 (Unaudited)	31.03.2023 (Audited)	31.03.2024 (Audited)	31.03.2023 (Audited)
1	Total Revenue from operations	71,138	72,368	63,152	280,111	246,697
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	16,052	18,291	13,291	72,010	60,485
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	16,052	18,291	13,291	72,010	60,485
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	13,098	13,809	9,601	55,779	45,073
5	Total Comprehensive Income for the period	12,541	14,801	10,526	55,123	44,952
6	Equity Share Capital	834	834	833	834	833
7	Reserves (excluding Revaluation Reserve)				281,714	232,028
8	**Earnings per share (in Rupees) per Rs. 5/- share**					
	Basic	78.66	82.94	57.79	335.22	271.47
	Diluted	78.53	82.81	57.68	334.59	270.90

Sl. No.	Particulars	Standalone				
		Quarter ended			Year ended	
		31.03.2024 (Audited)	31.12.2023 (Unaudited)	31.03.2023 (Audited)	31.03.2024 (Audited)	31.03.2023 (Audited)
1	Total Revenue from operations	51,048	41,030	45,540	194,838	169,625
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	13,392	6,319	9,366	57,913	38,660
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	13,392	6,319	9,366	57,913	38,660
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	10,348	4,752	6,724	43,420	26,128
5	Total Comprehensive Income for the period	10,228	4,762	7,799	43,102	25,594
6	Equity Share Capital	834	834	833	834	833
	Reserves (excluding Revaluation Reserve)				241,574	203,909
8	**Earnings per share (in Rupees) per Rs. 5/- share**					
	Basic	62.14	28.55	40.49	260.95	157.37
	Diluted	62.04	28.50	40.41	260.46	157.03

Notes:

1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing)and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.

2 The Board of Directors, at their meeting held on 7 May 2024, have recommended a final dividend of Rs.40 per share subject to approval of shareholders.

3 The audited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 7 May 2024.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 7 May 2024

G V Prasad
Co-Chairman & Managing Direcor

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

SURAJ

Suraj Estate Developers Limited

CIN: U99999MH1986PLC040873
Regd Off. 301, 3rd Floor, Aman Chambers, Veer Savarkar Marg, Opp. Bengal Chemicals, Prabhadevi Mumbai, Maharashtra - 400 025

AUDITED CONSOLIDATED FINANCIAL RESULT FOR THE QUARTER AND YEAR ENDED 31ST MARCH 2024

(₹ in million)

Sr. No	Particulars	Quarter ended		Year ended	
		31-Mar-24	31-Dec-23	31-Mar-24	31-Mar-23
		(Audited)	(Unaudited)	(Audited)	(Audited)
1	Income				
	(a) Revenue from operations	1,003.59	1,059.85	4,122.14	3,057.44
	(b) Other income	26.79	1.64	34.90	21.46
	Total income	**1,030.38**	**1,061.49**	**4,157.04**	**3,078.90**
2	Net Profit (Loss) before tax	295.24	220.94	938.69	432.12
3	**Net Profit (Loss) after tax**	**194.65**	**165.74**	**674.91**	**320.64**
4	Total Comprehensive Income for the period / year	192.98	165.73	673.48	321.33
5	Paid-up equity share capital (Face Value ₹ 5/- per share)#	214.31	214.31	214.31	158.75
6	Net Worth	5,161.88	5,086.27	5,161.88	713.92
7	**Earnings per share (Face Value ₹ 5/- per share) - (Not annulized except year end and EPS)**				
	(a) Basic (₹)	4.39	5.03	19.39	10.10
	(b) Diluted (₹)	4.39	5.03	19.39	10.10

Net off elimination on consolidation due to equity shares held by subsidiary company.

NOTE

1 The above is an extract of the detailed format of the quarterly unaudited financial results filed with stock Exchanges. The full format of the financial results are available on the website of NSE Limited & BSE Limited Stock Exchanges and on the website of the Company www.surajestate.com.

2 The Board of Directors have recommended final dividend of ₹ 1 i.e. 20% per fully paid up equity shares of ₹ 5 each for the financial year ended 31st March 2024, subject to approval of shareholders.

3 The figures for the previous period/ year have been regrouped or rearranged or reclassified wherever considered necessary to make them comparable with current periods/ years classification.

Sr. No	Particulars	STANDALONE			
		Quarter ended		Year ended	
		31-Mar-24	31-Dec-23	31-Mar-24	31-Mar-23
		(Audited)	(Unaudited)	(Audited)	(Audited)
1	Income				
	(a) Revenue from operations	870.49	996.58	3,707.95	2,460.13
	(b) Other income	152.62	1.63	160.56	11.14
	Total income	**1,023.11**	**998.21**	**3,868.51**	**2,471.27**
2	Net Profit (Loss) before tax	192.45	219.11	985.63	510.92
3	**Net Profit (Loss) after tax**	**123.08**	**165.13**	**713.80**	**379.61**
4	Total Comprehensive Income for the period / year	122.59	165.09	713.33	380.14
5	**Earnings per share (Face Value ₹5/- per share) - (Not annulized except year end and EPS)**				
	(a) Basic (₹)	2.70	4.79	20.29	11.42
	(b) Diluted (₹)	2.70	4.79	20.29	11.42

For and on behalf of Board
Suraj Estate Developers Limited
Thomas Rajan
Chairman and Managing Director
(DIN : 00634576)

Place : Mumbai
Date : May 07,2024

బుధవారం 8 - 5 - 2024 ఆంధ్రప్రభ హైదరాబాద్ | 9

నేడు వేములవాడకు ప్రధాని మోడీ

- రాజరాజేశ్వరస్వామి ఆలయంలో పూజలు
- బీజేపీ వికసిత సంకల్ప సభకు హాజరు
- అట్నుంచి వరంగల్ లో ఎన్నికల ప్రచారం
- హైదరాబాద్‌కు రానున్న అమిత్ షా
- రేపు రక్షణ మంత్రి రాజ్‌నాథ్ సింగ్ రాక

హైదరాబాద్, ఆంధ్రప్రభ: తెలంగాణలో ఎన్నికల ప్రచారానికి ప్రధాని మోడీ బుధవారం రానున్నారు. వేములవాడ, వరంగల్‌లో నిర్వహించే బీజేపీ ఎన్నికల బహిరంగసభల్లో పాల్గొని ప్రసంగిస్తారు. ఇందుకు మంగళవారం సాయంత్రమే ఆయన హైదరాబాద్ చేరుకున్నారు. బుధవారం ఉదయం 8 గంటలకు వేములవాడలో రాజరాజేశ్వర స్వామి దేవాలయంలో పూజలు నిర్వహిం చనున్నారు. అనంతరం ఉదయం 8:30 గంటలకు వేములవాడలో జరిగే బహిరంగ సభలో ముఖ్య అతిథిగా పాల్గొని ప్రసంగిస్తారు. ఆ తర్వాత వరంగల్‌లో ఉదయం 10 గంటలకు జరిగే బహిరంగ సభలో ముఖ్యఅతిథిగా పాల్గొని ప్రసంగిస్తారు.

మరోవైపు బీజేపీ అగ్రనేత, కేంద్ర హోంశాఖ మంత్రి అమిత్ షా బుధవారం రాత్రి హైదరాబాద్‌కు చేరుకుంటారు. ఎన్నికల ప్రచారంలో భాగంగా గురువారం అమిత్ షా భువనగిరిలో బహిరంగసభలో ఎంపీ అభ్యర్థి బూర నర్సయ్యగౌడ్‌కు మద్దతుగా ఎన్నికల ప్రచారం నిర్వహిస్తారు. కాగా... గురువారం కేంద్ర రక్షణ శాఖ మంత్రి రాజనాథ్‌సింగ్ తెలంగాణలో ఎన్నికల ప్రచారం నిర్వహించనున్నారు. ఉదయం 9 గంటలకు వరంగల్‌లో ఎన్నికల ప్రచారం సభలో పాల్గొని అనంతరం ఉదయం 11గంటలకు జహీరాబాద్ పార్లమెంటు నియోజకవర్గంలోని బాన్సువాడలో జరిగే బహిరంగ సభలో పాల్గొంటారు.

బహిరంగసభ ఏర్పాట్లను పరిశీలించిన ఆరూరి రమేష్

ఉమ్మడి వరంగల్, ప్రభన్యూస్ బ్యూరో: పార్లమెంట్ ఎన్నికల ప్రచారంలో భాగంగా దేశ ప్రధాని నరేంద్రమోడీ బుధవారం ఉదయం వరంగల్‌కు వస్తున్నారు. బీజేపీ వరంగల్ పార్లమెంట్ అభ్యర్థి ఆరూరి రమేష్ గెలుపు కోసం ప్రచారం నిమిత్తం ప్రధాని మోడీ వరంగల్‌కు రాబోతున్నారు. వరంగల్ మామునూర్ సమీపంలోని లక్ష్మీపురంలో మోడీ రాక సందర్భంగా భారీ బహిరంగ సభను ఏర్పాటు చేస్తున్నారు. బుధవారం ఉదయం 10 గంటలకు జరిగే బహిరంగ సభకు వరంగల్ పార్లమెంట్ నియోజకవర్గ పరిధిలోని వరంగల్ తూర్పు, వరంగల్ పశ్చిమ, వర్ధన్నపేట, స్టేషన్‌ఘన్‌పూర్, పాలకుర్తి, పరకాల, భూపాలపల్లి నియోజకవర్గాల నుంచి లక్ష మంది జనసమీకరణ చేయాలని బీజేపీ నాయకత్వం నిర్ణయించింది. సభ ఏర్పాట్లను ఎస్సీ, ఎస్టీ పార్లమెంట్ నియోజకవర్గాల ఇన్‌చార్జ్, రాజ్యసభ మాజీ సభ్యులు గరికపాటి మోహన్‌రావు ఆధ్వర్యంలో రాష్ట్ర క్రమశిక్షణ సంఘం అధ్యక్షులు, మాజీ ఎమ్మెల్యే మార్తినేని ధర్మారావు, ఎంపీ అభ్యర్థి ఆరూరి రమేష్, హనుమకొండ, వరంగల్ జిల్లాల పార్టీ అధ్యక్షులు రావుపద్మ, గంటా రవికుమార్‌లు పర్యవేక్షిస్తున్నారు. ప్రధాని సభ ఉదయం పది గంటలకే ప్రారంభం కాబోతుండటంతో పార్టీ నాయకత్వం అత్యంత ప్రతిష్టాత్మకంగా తీసుకొని జనసమీకరణకు ఏర్పాట్లు చేస్తున్నారు. వరంగల్ తూర్పు, పశ్చిమ నియోజకవర్గాలతో పాటు వర్ధన్నపేట నుంచి పెద్దఎత్తున జనసమీకరణ చేయాలని నిర్ణయించారు.

భాజపా కుట్రలకు బలికావద్దు!

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హైదరాబాద్, ఆంధ్రప్రభ: ముఖ్యమంత్రి రేవంత్ రెడ్డి ప్రభుత్వాన్ని కూల్చటం ఎవరితరం కాదని ఉప ముఖ్యమంత్రి మల్లు భట్టివిక్రమార్క తేల్చిచెప్పారు. లోక్‌సభ ఎన్నికల్లో తెలంగాణలో 14సీట్లు కాంగ్రెస్ పార్టీ గెలుస్తుందని ధీమా వ్యక్తం చేశారు. రిజర్వేషన్లను రద్దుచేసి బడుగులను బానిసలు గా మార్చాలనే బీజేపీ కుట్రలకు బలికావద్దని, కాంగ్రెస్ పార్టీకి ఓట్లు వేసి కేంద్రంలో అధికారంలోకి తీసుకు రావాలని ప్రజలకు పిలుపునిచ్చారు. మంగళ వారం గాంధీభవన్‌లో పీసీసీ మీడియా ఇన్‌చార్జి సామా రామ్మోహన్ రెడ్డి, పార్టీ నేత బండ్ల గణేష్‌తో కలిసి ఆయన మీడియాతో మాట్లా డారు. తరతరాలుగా అణచివేతకు గురైన దళితులు, ఆదివాసీలు ఇతరులను సామాజికంగా, ఉద్యోగపరంగా, రాజకీయంగా అభివృద్ధిలోకి తీసుకు రావాలన్న ఉద్దేశ్యంతో కాంగ్రెస్ పార్టీ రిజర్వేషన్లను కల్పించిందని గుర్తుచేశారు.

జాతిపిత మహాత్మాగాంధీ, మాజీ ప్రధానులు పండిట్ జవహర్‌లాల్ నెహ్రూ, ఇందిరాగాంధీ, రాజీవ్‌గాంధీ, డాక్టర్ మన్మోహన్ సింగ్‌లు ముందు చూపుతో రిజర్వేషన్లను కొనసాగిం చారని చెప్పారు. బీజేపీ కేంద్రంలో అధికారంలోకి వస్తే ఎస్సీ, ఎస్టీ బీసీ, మైనారిటీ రిజర్వేషన్లు రద్దు చేస్తుందని హెచ్చరిం చారు. ప్రస్తుతానికి కేవలం మైనారిటీ రిజర్వే షన్లను మాత్రమే రద్దు చేస్తామని చెబుతున్నారని, వాస్తవంగా వారి హిడెన్ అజెండా రిజర్వేషన్లను రద్దు చేయడమేనని, ఆర్ఎస్ఎస్ సిద్ధాంతమే రిజర్వేషన్ల రద్దు అని భట్టి విక్రమార్క ఆరోపించారు. అందుకే పార్లమెంట్ ఎన్నికల్లో 400 సీట్లలో గెలిపించాలని కోరుతున్నారని ఆరోపించారు. బీజేపీ నాయకులు అబద్దాల ముసుగు వేసుకున్నారనీ, తస్మాత్ జాగ్రత్త అని ఈ వర్గాలను భట్టి విక్రమార్క హెచ్చరించారు. రిజర్వేషన్ల రద్దుకు ఎప్పుడు అవకాశం దొరుకుతుందా? అని బీజేపీ ఎదురుచూస్తోందని, ప్రజల గొంతు కోసి బానిసలుగా మార్చాలని ప్రయత్నిస్తోందనీ, రాజ్యాంగ స్ఫూర్తిని కాపాడుకునేందుకు రిజర్వేషన్ల పరిరక్షణకు కాంగ్రెస్ పార్టీని గెలిపించాలని పిలుపునిచ్చారు. రిజర్వేషన్లను కాపాడడంతోపాటు జనాభాపరంగా రిజర్వేషన్లను పెంచాలని కాంగ్రెస్ అగ్రనేత రాహుల్ గాంధీ నిర్ణయించారని అందుకే కేంద్రంలో కాంగ్రెస్ పార్టీ అధికారంలోకి వస్తే బీసీ కులగణన చేపడతామని ప్రకటించారని చెప్పారు. అంతేగాక దేశంలోని అన్ని కులాలు, మతాలకు చెందిన ప్రజలు సామరస్యంగా బతకాలనే లక్ష్యంతో రాహుల్ గాంధీ భారత్ జోడో పాతయాత్ర చేపట్టారని భట్టివిక్రమార్క తెలిపారు. కన్యాకుమారి నుంచి కశ్మీర్ వరకు, మణిపూర్ నుంచి మహారాష్ట్ర వరకు యాత్ర చేపట్టి ప్రజల కష్టసుఖాలను స్వయంగా తెలుసుకుని బీసీ కులగణన చేపట్టాల్సిన అవసరాన్ని గుర్తించారని తెలిపారు.

సెక్యులర్ పదాన్ని తొలగించేందుకు కుట్ర

రాజ్యాంగ పీఠికలోని సెక్యులర్ పదాన్ని తొలగించేందుకు కూడా బీజేపీ కుట్రలు చేస్తోందని భట్టివిక్రమార్క మండిపడ్డారు. కులాలు, మతాల పేర బీజేపీ ప్రజలను విభజిస్తోందని ఆగ్రహం వ్యక్తం చేశారు. సంపన్న శ్రేణికి చెందిన వారు మాత్రమే బతకాలని, మిగతా వాళ్లు బతకటానికి వీల్లేదనే రీతిలో బీజేపీ వ్యవహరిస్తోందనీ, హిట్లర్, ముసోలినీ తదితర నియంతల కంటె భయంకరంగా ప్రధాని నరేంద్ర మోడీ వ్యవహరిస్తున్నారని ఉపముఖ్యమంత్రి నిప్పులు చెరిగారు. ఇక్కడ పుట్టిన వారికి ఇక్కడ హక్కులు, భావ ప్రకటన లేకుండా చేస్తారా? ముస్లింలు ఇతర మతాల వారు భారతీయులు కాదా? అని ప్రశ్నలు కురిపించారు.

రిజర్వేషన్లు ఎత్తేస్తారని చెబితే కేసులా?

రిజర్వేషన్లు ఎత్తేస్తారని ఎవరైనా చెబితే కేసుల పెడతారా? అని భట్టి విక్రమార్క ప్రశ్నించారు. భావ ప్రకటన స్వేచ్ఛను అడ్డుకుంటారా? రాజ్యాంగ హక్కులను కాలరాస్తారా? బీజేపీని అధికారంలోకి రానివ్వకండని కోరారు. బీజేపీ, బీఆర్ఎస్ రెండు కాదా ఒక్కటేనని ఆరోపించారు. భావ ప్రకటనకు విరుద్ధంగా బీజేపీ వ్యవహరిస్తుంటే కేసీఆర్ ఎందుకు మాట్లాడటం లేదని మండిపడ్డారు. రెండు పార్టీలకు కలిసే కార్యక్రమాలు చేపడుతున్నాయని చెప్పారు. ఫోన్ ట్యాపింగ్‌పై విచారణ జరుగుతోందని, నివేదిక వచ్చిన తర్వాత రాజకీయ నాయకులు ఎవరెవరు ఉన్నారో వెల్లడిస్తామన్నారు. అయితే, ఫోన్ ట్యాపింగ్‌పై కేసీఆర్ మాట్లాడడం గుమ్మడికాయల దొంగ అంటే భుజాలు తడుముకున్నట్లుగా ఉందని ధ్వజమెత్తారు.

రూ.10 లక్షల కోట్లు గాడిద గుడ్డా!

- స్థాయి మరిచి మాట్లాడుతున్న సీఎం రేవంత్
- చెప్పేందుకు ఏమీ లేకనే రిజర్వేషన్ల రద్దు అంటూ బీజేపీపై అసత్య ప్రచారం
- బీజేపీ రాష్ట్ర అధ్యక్షుడు, కేంద్ర మంత్రి కిషన్‌రెడ్డి

హైదరాబాద్, ఆంధ్రప్రభ: తెలంగాణకు కేంద్రంలోని మోదీ ప్రభుత్వం ఇచ్చిన 10లక్షల కోట్ల అభివృద్ధి నిధులు సీఎం రేవంత్‌రెడ్డికి గాడిదగుడ్డులా కనిపించడం విచారకరమని బీజేపీ రాష్ట్ర అధ్యక్షుడు, సికింద్రాబాద్ ఎంపీ అభ్యర్థి కిషన్‌రెడ్డి అన్నారు. సీఎం అన్న ఆలోచన లేకుండా రేవంత్ పిచ్చిపిచ్చిగా మాట్లాడుతున్నారని దుయ్యబట్టారు. స్థాయి మరిచి మాట్లాడొద్దని సీఎం రేవంత్‌రెడ్డికి హితవు చెప్పారు. చెప్పుకునేందుకు ఏమీ లేకనే రిజర్వేషన్ల రద్దు అంటూ బీజేపీపై సీఎం బురద జల్లుతున్నాడని మండిపడ్డారు. మొన్నటి వరకు బీజేపీ, బీఆర్ఎస్ సీట్లు పంచుకుందని ఆరోపించారని, ఇప్పుడు రిజర్వేషన్లను బీజేపీ తొలగిస్తుందని అసత్య ప్రచారం చేస్తున్నారని ఆగ్రహం వ్యక్తం చేశారు. ఈ మేరకు సార్వత్రిక ఎన్నికల ప్రచారంలో భాగంగా బంజారాహిల్స్ ఎమ్మెల్యే కాలనీ అసోసియేషన్‌తోపాటు నారాయణగూడలోని కేశవమెమోరి యల్‌లో నిర్వహించిన సమావేశాల్లో మాట్లాడారు. స్వాతంత్ర్యం వచ్చాక 2014 వరకు దేశంలో అనేక ఉగ్ర దాడులు జరిగాయని, కానీ మోదీ అధికారంలోకి వచ్చాక ఉగ్రదాడులు జరగడం లేదని గుర్తు చేశారు. జమ్మూ కాశ్మీర్ లో 42 వేల మంది పాకిస్తాన్ కారణంగా చనిపోయారని, హైదరాబాద్ తో సహా అన్ని ప్రాంతాల్లో ఐఎస్ఐ నెట్వర్క్ ఉండేదన్నారు. మోడీ వచ్చాక దేశంలో ఐఎస్‌ని లేకుండా చేసిందని చెప్పారు. పాకిస్థాన్‌లో రోజు ఒక టెర్రరిస్ట్ నేత చనిపోతున్నారని, వారిని ఎవరు చంపుతున్నారో కూడా ప్రపంచ దేశాలకు తెలియడం లేదని చెప్పారు. దేశంలో ఎక్కడికి వెళ్లిన అద్భుతమైన రోడ్లను మోదీ ప్రభుత్వం నిర్మించిందన్నారు. హైదరాబాద్ చుట్టూ నిర్మాణమవుతున్న ఆర్ఆర్ఆర్‌గేమ్ ఛేంజర్‌కానుం దన్నారు. రిజర్వేషన్లను తొలగిస్తే దేశంలో ఎన్నో గొడవలు జరుగుతాయని, వాటిని తొలగించడం బీజేపీ ప్రభుత్వం చేతుల్లో ఉండదని స్పష్టం చేశారు. గత సీఎం కేసీఆర్ చేసిన పనే రేవంత్ చేస్తున్నాడని దుయ్యబట్టారు. ఫార్మా సిటీని రద్దు చేయాలని రేవంత్ చూశారని, యజమానులతో ఎంత ఇస్తారు ని డీల్ మాట్లాడారని దుయ్యబట్టారు. రానున్న సార్వత్రిక ఎన్నికల్లో తెలంగాణలో డబుల్ డిజిట్ స్థానాల్లో బీజేపీ విజయం సాధించడం ఖాయ మన్నారు. ఈనెల 13న ప్రతీ ఒక్కరూ ఓటు హక్కును వినియోగించుకోవాలని పిలుపునిచ్చారు.

మేడిగడ్డ 'బ్యారేజ్'పై జ్యుడీషియల్ విచారణ

- బ్యారేజ్‌ను పరిశీలించిన రిటైర్డ్ జస్టిస్ చంద్రఘోష్ బృందం • క్షేత్రస్థాయిలో 7వ బ్లాక్ 19, 20, 21 పిల్లర్ల పరిశీలన
- ప్రభుత్వానికి నివేదిక అందజేయనున్న బృందం

భూపాలపల్లి, ప్రభన్యూస్ ప్రతినిధి: జయశంకర్ భూపాలపల్లి జిల్లా మహాదేవపూర్ మండలం కాళేశ్వరం ప్రాజెక్టులో భాగంగా మేడిగడ్డ వద్ద నిర్మించిన బ్యారేజ్ గత అక్టోబర్ 21న పిల్లర్లు కుంగి ప్రమాదానికి గురైంది. ఈఘటనపై గత అక్టోబర్ 24న నేషనల్ డ్యాం సేఫ్టీ అథారిటీ కేంద్ర బృందం బ్యారేజిని సందర్శించి వివరాలు సేకరించారు. ఈ ప్రాజెక్టులో భారీ అవినీతి జరిగిందని కాంగ్రెస్ ప్రభుత్వం అధికారంలోకి రాగానే విజిలెన్స్ అండ్ ఎన్‌ఫోర్స్‌మెంట్ అధి కారులతో విచారణకు ఆదేశించగా మూడు రోజుల పాటు పూర్తిస్థాయిలో విచారణ చేపట్టి పలు కీలక ఫైల్స్ స్వాధీనం చేసుకున్నారు. విచారణ అనంతరం ముఖ్యమంత్రి రేవంత్ రెడ్డి ప్రాజెక్టును పరిశీలించి రాష్ట్ర ప్రభుత్వం తరపున జ్యుడీషియల్ విచారణకు ఆదేశించారు.

విచారణలో భాగంగా జ్యుడీషియల్ కమిషన్ ఛైర్మన్ రిటైర్డ్ జస్టిస్ పినాకిని చంద్రఘోష్.. ఇరిగేషన్ కార్యదర్శి ప్రశాంత్ జీవన్ పాటిల్‌తో కలిసి మంగళ వారం మేడిగడ్డలో పర్యటించి క్షేత్రస్థాయిలో లక్ష్మీ బ్యారేజీని సందర్శిం చారు. బ్యారేజీలోని మేజర్‌గా కుంగిన 20వ నంబర్ పిల్లర్‌ను, పాక్షికంగా కుంగిన 19, 21 పిల్లర్లను కమిషన్‌కు సంబం ధించిన అధికా రులు, నిపుణుల బృందం క్షుణ్ణంగా పరిశీలిం చింది. మేడిగడ్డ బ్యారేజ్‌పై ఏడో బ్లాకులో వంతెనపై కాలి నడకన సాగుతూ అణు వణువునా పరిశీ లిం చారు. ఏడవ బ్లాక్‌లో 20వ పిల్లర్ దెబ్బతిన్న ప్రాంతాన్ని చూసి ఇరిగేషన్ అధికారుల నుంచి కుంగుబాటుకు గల పూర్తి వివరాలను సేకరిం చారు. బ్యారేజ్ దిగువకు చేరుకొని 19, 20, 21 పిల్లర్లను పరిశీలించారు. పిల్లర్ల కింది భాగంలో వచ్చిన పగుళ్లను నిశితంగా పరిశీలించారు. మేడిగడ్డ బ్యారేజ్ దెబ్బతిన్న పరిస్థితులు, పిల్లర్లు కుంగుబాటుపై పలు అంశాలపై అధికా రుల ద్వారా పూర్తి వివరాలను సేకరించారు.

మేడిగడ్డ లక్ష్మీబ్యారేజీ కుంగిన విషయంపై ప్రభుత్వం విచారణకు ఆదేశించిన నేపథ్యంలో క్షేత్ర స్థాయిలో కమిషన్ పర్యటన చేయడం జరుగుతుందని, ఇరిగేషన్ శాఖ నిపుణులతో కలిసి మేడిగడ్డ బ్యారేజ్ పరిశీలించడం జరిగిందని జ్యుడీషియల్ కమిషన్ ఛైర్మన్ రిటైర్డ్ జస్టిస్ పినాకిని చంద్రఘోష్ తెలిపారు. పరిశీలనలో వెలుగులోకి వచ్చిన విషయాలపై ప్రభుత్వానికి పూర్తి స్థాయి నివేదిక అందజేయడం జరుగుతుంది అని అన్నారు.

ఈ సందర్భనలో వారి వెంట ఓఅండ్ఎం జనరల్ అనిల్ కుమార్, ఓఅండ్ ఎం ఈఎన్సీ నాగేందర్ రావు, సీఈ సుధాకర్ రెడ్డి, క్వాలిటీ కంట్రోల్ సీఈ వెంకట కృష్ణ, ఈఈ తిరుపతి రావు, ఎల్ అండ్ టీ ప్రాజెక్టు మేనేజర్ రజనీష్, ఇరిగేషన్ అధికారులు తదితరులు ఉన్నారు.

ఇదేమి అన్యాయం!

- ప్రజ్వల్ రేవణ్ణ వంటివారిని దేశాలు దాటిస్తారు • నాలాంటివారిని అరెస్టు చేస్తారు • ప్రజలు ఇది గమనించాలి • రౌజ్ అవెన్యూ కోర్టులో బీఆర్ఎస్ ఎమ్మెల్సీ కవిత • ఈడీ కేసులో మే 14 వరకు, సీబీఐ కేసులో మే 20 వరకు జ్యుడీషియల్ కస్టడీ పొడిగింపు
- వారంలోగా చార్జిషీట్ దాఖలు చేస్తామన్న ఈడీ

న్యూఢిల్లీ, ఆంధ్రప్రభ: ప్రజ్వల్ రేవణ్ణ వంటి వారిని దేశం దాటిస్తారని, తనలాంటి వారిని మాత్రం అరెస్టు చేస్తారని బీఆర్ఎస్ ఎమ్మెల్సీ కల్వకుంట్ల కవిత అన్నారు. మంగళవారం ఆమెను తిహాడ్ జైలు నుంచి రౌజ్ అవెన్యూ కోర్టుకు తరలించి సీబీఐ కోర్టు స్పెషల్ జడ్జి కావేరి బవేజ ఎదుట హాజరు పర్చిన అనంతరం తిరిగివెళ్తున్న సమయం లో ఈ వ్యాఖ్యలు చేశారు. ప్రజ్వల్ వంటి వారిని దేశం దాటించి, తనలాంటి వారిని అరెస్టు చేయడం చాలా అన్యాయమని, ఈ విషయాన్ని అందరూ గమనించాలని కవిత వ్యాఖ్యానించారు.

ఢిల్లీ మద్యం పాలసీ అక్రమాల కేసులో సీబీఐ దర్యాప్తు చేస్తున్న కేసుతో పాటు మనీలాండరింగ్ అభియోగాలపై ఈడీ దర్యాప్తు చేస్తున్న కేసుల్లో కవిత ఎదుర్కొంటున్న జ్యుడీషియల్ కస్టడీ మంగళ వారంతో ముగిసింది. ఈ పరిస్థితుల్లో ఆమెను మంగ ళవారం మధ్యాహ్నం తిహాడ్ జైలు నుంచి రౌజ్ అవెన్యూ కోర్టుకు తరలించి, గం.2.00 తర్వాత సీబీఐ కోర్టులో హాజరుపరిచారు. ఆమె జ్యుడీషియల్ కస్టడీని పొడిగించాలని అటు సీబీఐ, ఇటు ఈడీ కోరాయి.

అదే సమ యంలో కవిత కూడా జైల్లో చదువుకోడానికి 10 పుస్తకాలు అనుమతించాలని కోరారు. అలాగే కోర్టులో కుటుంబ సభ్యులను కలిసేం దుకు 15 నిమిషాల పాటు అనుమతించాలని కూడా అభ్యర్థించారు. భర్త అనిల్‌తో పాటు మరో ఇద్దరు మహిళా కుటుంబ సభ్యులు అప్పటికే కోర్టుకు చేరుకోగా, వారిని కలిసేం దుకు జడ్జి కావేరి బవేజ అనుమతించారు. మరోవైపు జైల్లో ఇంటి భోజనాన్ని అనుమతించినప్పటికీ.. 10-15 మంది పోలీసులు ఆ భోజనాన్ని తనిఖీ చేసి పాడుచేసిన ఆహారాన్ని అంది స్తున్నారని, అలా కాకుండా జైలు అధికారి, వైద్యులు చెక్ చేసి అందించేలా చూడాలని కవిత తరపు న్యాయ వాదులు కోర్టును కోరారు. ఈ అంశంపై జైలు సూపరింటెండెంట్ వివ రణ కోరతానని జడ్జి తెలిపారు. అలాగే కవిత కోరిన పుస్తకాలను కూడా జడ్జి అనుమతించారు.

వారం రోజుల్లో చార్జిషీట్ దాఖలు చేయనున్నట్టు ఈ సందర్భంగా ఈడీ వెల్లడించారు. ఈ క్రమంలో మే 14 వరకు (వారం రోజుల పాటు) జ్యుడీషియల్ కస్టడీ పొడిగించాలని ఈడీ కోరగా, జడ్జి ఆ మేరకు జ్యుడీషియల్ కస్టడీని మే 14 వరకు పొడిగించారు.

అనంతరం కాసేపు విరామం తీసుకుని సీబీఐ కేసులో జ్యుడీషియల్ కస్టడీపై విచారణ జరిపారు. సీబీఐ కేసులో మే 20 వరకు కస్టడీని పొడిగిస్తున్నట్టు జడ్జి ప్రకటించారు. అనంతరం కవితను రౌజ్ అవెన్యూ కోర్టు నుంచి మళ్లీ తిహాడ్ జైలుకు అధికారులు తరలించారు. సోమవారం కవిత బెయిల్ పిటిషన్లను తిరస్కరించిన ట్రయల్ కోర్టు, ఆమెను నేరుగా కోర్టుకు హాజరుపరిచేందుకు మాత్రం అనుమతించింది. ఆ మేరకు కవిత దాఖలు చేసుకున్న దరఖాస్తుపై జడ్జి సానుకూలంగా స్పందించారు. ఆ మేరకు మంగళవారం కవితను నేరుగా కోర్టుకు తీసుకొచ్చి హాజరుపర్చగా, ఉదయం అరవింద్ కేజ్రీవాల్‌ను మాత్రం వీడియో కాన్ఫరెన్స్ విధానంలోనే కోర్టులో హాజరుపరిచారు.

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- సీపీఐ మద్దతులేకుంటే కొన్ని స్థానాల్లో కాంగ్రెస్ గెలవదు • బీజేపీ పాలనలో దేశాభివృద్ధి వెనక్కి వెళ్లింది
- మీట్ ది ప్రెస్ లో సీపీఐ రాష్ట్ర కార్యదర్శి, ఎమ్మెల్యే కూనంనేని సాంబశివరావు

హైదరాబాద్, ఆంధ్రప్రభ: లౌకిక రాజ్య స్థాపన కోసం రాజ్యాం గం పై ప్రమాణం చేసి మతవిద్వే షాలను రెచ్చగొడు తున్న అత్యంత ప్రమాద కరమైన వ్యక్తి ప్రధాని మోడీ అంటూ సీపీఐ రాష్ట్ర కార్య దర్శి, ఎమ్మెల్యే కూనంనేని సాంబ శివరావు ఆందోళన వ్యక్తం చేశారు. దేశాన్ని వేలాది సంవత్స రాలు వెనక్కి నెట్టి మతాల పేరుతో, కులాల పేరుతో విడగొట్టేం దుకు ఆర్ఎస్ ఎస్ సూచనలమేరకు ప్రధాని మోడీ వ్యూహాత్మకంగా వ్యవహరిస్తున్నారని ఆరోపించారు. అధికారం కోసం ఏమైనా చేసేందుకు వెనుకాడని మోడీని లోక్ సభ ఎన్నికల్లో ప్రజలు గుణపాఠం నేర్పాలని కూనం నేని పిలుపునిచ్చారు. మతవిద్వేషాలను రెచ్చగొడుతున్న మోడీని ముందుగా జైల్లో పెడితే దేశం స్వేచ్ఛా వాయువులు పీల్చుకుంటుందన్నారు. ఎన్నికల్లో లబ్ది పొందేందుకు అయోధ్యలో శ్రీరామున్ని ఆలయంలో ఖైదీ చేసి రాజకీయ పబ్బం గడుపుకోవడానికి జై శ్రీరాం అంటున్నారని కూనంనేని మండిపడ్డారు. తాను బీజేపీ దైవాన్ని కాదని ప్రజలందరికీ చెందిన వాడినని సాక్ష్యాత్తు శ్రీరామచం ద్రుడే మొరపెట్టుకుం టున్నా రని వ్యంగాస్త్రాలను సంధించారు. తెలంగాణ స్టేట్ యూనియన్ ఆఫ్ వర్కింగ్ జర్నలిస్టు ఏర్పాటు చేసిన మీట్ ది ప్రెస్ లో కూనంనేని సాంబశివరావు మాట్లాడుతూ బీజేపీ విధానాలను తూర్పార బట్టారు. దేశాభివృద్ధిని కోరుకునే వారంతా బీజేపీకి వ్యతిరేకంగా కాంగ్రెస్ నాయకత్వం లోని ఇండియా కూటమి పక్షాన నిలిచారన్నారు. విభజన రాజకీయ పార్టీలతో తాము కలవబోమని కూనం నేని స్పష్టం చేశారు. కాంగ్రెస్ పక్షాన నిలిచి బీజేపీని ఓడించడమే లక్ష్యంగా కమ్యూనిస్టులు దేశ వ్యాప్తంగా కదం తొక్కుతున్నారన్నారు. దేశంలో 80శాతం మంది సంపద కేవలం 20 శాతం మంది చేతుల్లో ఉందని విచారం వ్యక్తం చేశారు. దేశంలో ఆకలి సూచిక 111వస్థానంలో ఉందని చెప్పారు. లోక్ సభ ఎన్నికల్లో మోడీ గ్యారెంటీలను తెరమీదకు తీసుకువచ్చారు. అయితే గత 10ఏళ్లలో మోడీ ఇచ్చిన హామీలు ఏమయ్యాయని ప్రశ్నించారు. అందుకే నిరంకుశమైన బీజేపీని ఓడించేందుకే బలమైన కాంగ్రెస్ తో దోస్తీ చేశామని కూనంనేని చెప్పారు.

మామద్దతు కీలకం

లోక్ సభ ఎన్నికల్లోఖమ్మం, మహబూబ్ నగర్, భువనగిరి, కరీంనగర్, పెద్దపల్లి నియోజకవర్గాల్లో సీపీఐ మద్దతులేకుండా కాంగ్రెస్ గెలిచే పరిస్థితి లేదని కూనంనేని చెప్పారు. కమ్యూనిస్టు పార్టీ రాష్ట్రంలో గణనీయమైన శక్తిగా అవతరించిందని చెప్పారు.

సువెన్ లైఫ్ సైన్సెస్ లిమిటెడ్

నమోదిత కార్యాలయం: 8-2-334, ఎస్‌డిఇ సెరెన్ ఛాంబర్స్, 6వ అంతస్తు, రోడ్డు నెం.5, అవెన్యూ 7, బంజారాహిల్స్ - 500 034, తెలంగాణ, ఇండియా.
సిఐఎన్ : ఎల్24110టిజి1989పిఎల్‌సి009713 టెలి: 91 40 2354 1142/3311/3315, ఫ్యాక్స్: 91 40 2354 1152.
ఇ-మెయిల్: investorservices@suven.com, వెబ్‌సైట్: www.suven.com

మార్చి 31, 2024తో ముగిసిన సంవత్సరం కొరకు ఆడిట్‌చేసిన స్టాండ్ అలోన్ మరియు కన్సాలిడేటెడ్ ఆర్థిక ఫలితాల యొక్క సారాంశం మరియు మార్చి 31, 2024తో ముగిసిన త్రైమాసికం కొరకు ఆడిట్‌చేయని స్టాండ్ అలోన్ మరియు కన్సాలిడేటెడ్ ఆర్థికఫలితాలు

(రూ. లక్షలలో)

క్ర. సం.	వివరములు	స్టాండ్ అలోన్			కన్సాలిడేటెడ్		
		ముగిసిన త్రైమాసికం 31/03/2024	తో ముగిసిన సం॥ కొరకు సం॥ నుండి తేదీకి సంఖ్యలు 31/03/2024	ముగిసిన త్రైమాసికం 31/03/2023	ముగిసిన త్రైమాసికం 31/03/2024	తో ముగిసిన సం॥ కొరకు సం॥ నుండి తేదీకి సంఖ్యలు 31/03/2024	ముగిసిన త్రైమాసికం 31/03/2023
		ఆడిట్ చేయనివి	ఆడిట్ చేసినవి	ఆడిట్ చేయనివి	ఆడిట్ చేయనివి	ఆడిట్ చేసినవి	ఆడిట్ చేయనివి
1	కార్యకలాపాల నుండి మొత్తం ఆదాయం	238.52	1169.29	261.11	238.52	1169.29	261.11
2	నికర లాభం కాలానికి (పన్ను, మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంలకు ముందు)	(412.63)	(1646.73)	(224.93)	(2754.31)	(11353.53)	(2764.49)
3	నికర లాభం కాలానికి పన్నుకు ముందు (మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల తరువాత)	(412.63)	(901.07)	(224.93)	(2754.31)	(10607.87)	(2764.49)
4	నికర లాభం కాలానికి పన్ను తరువాత (మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల తరువాత)	(312.39)	(800.83)	(224.93)	(2654.07)	(10507.63)	(2764.49)
5	మొత్తం సమగ్ర ఆదాయం కాలానికి (కాలానికి లాభం (పన్ను తరువాత) మరియు ఇతర సమగ్ర ఆదాయం (పన్ను తరువాత) కలిగి యున్నది)	(332.63)	(806.83)	(194.66)	(2674.31)	(10513.63)	(2734.22)
6	ఈక్విటీ వాటా మూలధనం	2180.74	2180.74	2180.74	2180.74	2180.74	2180.74
7	ఇతర ఈక్విటీ (రీ వాల్యుయేషన్ రిజర్వులు మినహా) ఆడిట్ చేయబడిన బ్యాలెన్స్ షీట్‌లో చూపబడిన విధంగా		82356.88			24823.32	
8	ప్రతి వాటా ఆర్జనలు (రూ.1/- చొప్పున)						
	1. బేసిక్ :	(0.14)	(0.37)	(0.05)	(1.22)	(4.82)	(1.17)
	2. డైల్యూటెడ్ :	(0.14)	(0.37)	(0.05)	(1.22)	(4.82)	(1.17)
		(వార్షికరించబడనివి)	(వార్షికరించబడినవి)	(వార్షికరించబడనివి)	(వార్షికరించబడనివి)	(వార్షికరించబడినవి)	(వార్షికరించబడనివి)

గమనిక : పైన తెలిపినవి సెబీ (లిస్టింగ్ మరియు ఇతర డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్ 2015 యొక్క రెగ్యులేషన్ 33 క్రింద స్టాక్ ఎక్స్ఛేంజీలతో సమర్పించిన త్రైమాసిక/ వార్షిక ఆర్థిక ఫలితాల యొక్క వివరణాత్మక నమూనా యొక్క సారాంశం. త్రైమాసిక/వార్షిక ఆర్థిక ఫలితాల యొక్క పూర్తి నమూనా స్టాక్ ఎక్స్ఛేంజ్(ల) మరియు లిస్టెడ్ ఎంటిటీ యొక్క వెబ్‌సైట్లు (www.bseindia.com మరియు www.nseindia.com) మరియు కంపెనీ యొక్క వెబ్‌సైట్ www.suven.com పై అందుబాటులో ఉన్నవి.

సువెన్ లైఫ్ సైన్సెస్ లిమిటెడ్ తరపున
వెంకట్ జాస్తి
ఛైర్మన్ & ఎండి
డిఐఎన్: 00278028

ప్రదేశం : హైదరాబాద్
తేది : మే 06, 2024

Dr.Reddy's

Extract of audited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2024 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

Sl. No.	Particulars	Consolidated				
		Quarter ended			Year ended	
		31.03.2024 (Audited)	31.12.2023 (Unaudited)	31.03.2023 (Audited)	31.03.2024 (Audited)	31.03.2023 (Audited)
1	Total Revenue from operations	71,138	72,368	63,152	280,111	246,697
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	16,052	18,291	13,291	72,010	60,485
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	16,052	18,291	13,291	72,010	60,485
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	13,098	13,809	9,601	55,779	45,073
5	Total Comprehensive Income for the period	12,541	14,801	10,526	55,123	44,952
6	Equity Share Capital	834	834	833	834	833
7	Reserves (excluding Revaluation Reserve)				281,714	232,028
8	**Earnings per share (in Rupees) per Rs. 5/- share**					
	Basic	78.66	82.94	57.79	335.22	271.47
	Diluted	78.53	82.81	57.68	334.59	270.90

Sl. No.	Particulars	Standalone				
		Quarter ended			Year ended	
		31.03.2024 (Audited)	31.12.2023 (Unaudited)	31.03.2023 (Audited)	31.03.2024 (Audited)	31.03.2023 (Audited)
1	Total Revenue from operations	51,048	41,030	45,540	194,838	169,625
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	13,392	6,319	9,366	57,913	38,660
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	13,392	6,319	9,366	57,913	38,660
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	10,348	4,752	6,724	43,420	26,128
5	Total Comprehensive Income for the period	10,228	4,762	7,799	43,102	25,594
6	Equity Share Capital	834	834	833	834	833
	Reserves (excluding Revaluation Reserve)				241,574	203,909
8	**Earnings per share (in Rupees) per Rs. 5/- share**					
	Basic	62.14	28.55	40.49	260.95	157.37
	Diluted	62.04	28.50	40.41	260.46	157.03

Notes:
1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing)and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.
2 The Board of Directors, at their meeting held on 7 May 2024, have recommended a final dividend of Rs.40 per share subject to approval of shareholders.
3 The audited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 7 May 2024.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 7 May 2024

G V Prasad
Co-Chairman & Managing Direcor

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com